Filed by CSLM Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Acquisition Corp.

Commission File No.: 001-41219

Date: August 8, 2025

FOR IMMEDIATE RELEASE

Fusemachines Appoints Christine Chambers, Experienced Public Company CFO, as Chief Financial Officer

New Role to Strengthen Financial Leadership and Drive Scalable Growth Through Operational Alignment

New York, NY, August 8, 2025 –Fusemachines, Inc. (“Fusemachines” or the “Company”), a leading provider of enterprise AI products and services, today announced the appointment of Christine Chambers as the Company’s new Chief Financial Officer (“CFO”). In her new role, Christine will play a crucial part in aligning the Company’s financial structure with its long-term vision and goal of democratizing AI.

Christine is a seasoned CFO with over 20 years of experience in leading financial operations and developing growth strategies across multiple publicly traded companies, including RealNetworks and PetMed Express. With expertise spanning across industries including software technology, education technology, and e-commerce, she brings a passion to drive growth, optimize performance, and enhance shareholder value.

"We’re excited to welcome Christine, whose global perspective, deep understanding of AI innovation, and track record of scaling companies during critical growth phases make her a tremendous asset to our team," said Sameer Maskey, CEO of Fusemachines. “As we continue to expand our AI products & services, her role will be critical in propelling our business towards newer innovations. Her addition is also an important milestone in strengthening our leadership team to meet the growing need for enterprise-class AI.”

As CFO, Christine will focus on building a scalable and efficient financial foundation that supports Fusemachines’ next phase of growth. She will play a key role in aligning financial operations with business priorities, enabling data-driven decision-making, and ensuring the company is well-positioned to scale responsibly. Drawing on her deep experience leading finance in high-growth environments—including publicly traded companies—she will help Fusemachines navigate growth with discipline, unlock new opportunities, and accelerate innovation.

“Having led finance at several publicly traded companies, I understand what it takes to support innovation at scale,” said Christine Chambers, CFO of Fusemachines. “I’m thrilled to bring that experience to Fusemachines at this exciting time, and to help guide its next phase of growth while staying aligned with its vision of broadening access to AI.”

About the Proposed Business Combination

On January 23, 2024, Fusemachines announced that the Company has entered into a definitive business combination agreement (the “Proposed Business Combination”) with CSLM Acquisition Corp. (NASDAQ: CSLM) (“CSLM”). Upon closing of the transaction, subject to approvals by CSLM’s stockholders and Fusemachines' stockholders and other customary closing conditions, CSLM will be renamed “Fusemachines, Inc.” and will apply for listing on the Nasdaq Capital Market under the new ticker symbol “FUSE”, to be effective upon consummation of the transaction.

About Fusemachines

Founded in 2013, Fusemachines is a global provider of enterprise AI products and services, on a mission to democratize AI. Leveraging proprietary AI Studio and AI Engines, the company helps drive the clients’ AI Enterprise Transformation, regardless of where they are in their Digital AI journeys.

Under the leadership of Chief Executive Officer and founder, Dr. Sameer Maskey, PhD, Adjunct Associate Professor at Columbia University, Fusemachines continues to actively pursue the mission of democratizing AI for the masses by providing high-quality AI education in underserved communities and helping organizations achieve their full potential with AI. Fusemachines is headquartered in New York with operations across Asia, Canada, USA, and Latin America.

To learn about Fusemachines, visit www.fusemachines.com

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding the Company’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the consummation of the Proposed Business Combination in a timely manner or at all; the successful listing of the Company’s securities on Nasdaq; the Company’s ability to comply with Nasdaq’s continued listing standards; the Company’s regulatory environment (including regulations relating to artificial intelligence); fluctuations in the demand for the Company’s products and services; the positive impact the Company’s leadership will have on the Company’s business and results of operations; general economic conditions; unforeseen or changing circumstances; the Company’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in the Company’s filings made the U.S. Securities and Exchange Commission. These forward-looking statements speak only as of the date they are made. The Company undertakes no obligation, and does not intend to update these forward-looking statements except as required by law.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Investor Contact:

Gateway Group

Ralf Esper

FUSE@gateway-grp.com

+1 949-574-3860

Media Contact:

Akshath Bahadur Chhetri

akshath@fusemachines.com

+977 9820106670

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